Exhibit 19


FOR IMMEDIATE RELEASE

For Information Contact:
Seymour Holtzman
President
Jewelcor Management, Inc.
(570) 822-6277, ext. 23

Holtzman Has Not Received Response to May 14, 2002 Letter
Sent To Thistle Group Holdings, Co.

WILKES-BARRE, PA - May 30, 2002 -- On May 14, 2002, Seymour Holtzman, President of Jewelcor Management, Inc. ("JMI"), sent a letter to John F. McGill, Jr., Chairman and CEO of Thistle Group Holdings, Co. (the "Company") (NASDAQ -
THTL) stating that JMI would like to purchase the same number of shares as the Company's Modified Dutch Auction Tender Offer at a price range of $13.50- $14.50 per share, subject to: 1) the Company removing the poison pill,
2) the Company's agreement and assistance with any required regulatory filings, 3) JMI reviewing internal documents, and 4) reasonable Board representation. The Company had previously offered to purchase one million shares at a price range of $11.50-$12.50 in its Modified Dutch Auction Tender Offer.

In his May 14, 2002 letter, Mr. Holtzman also said that
JMI will step aside, provided that the Company raises its offer price to $13.50-$14.50 per share, the same range that is proposed by JMI.

Mr. McGill has not responded to Mr. Holtzman's letter in the 16 days that have lapsed since the date of the letter.
Mr. Holtzman sent a letter to Mr. McGill today requesting an immediate response.

Mr. Holtzman stated, "The Company is denying the shareholders an opportunity to benefit from a potentially higher offer by Mr. McGill's failure to respond to the issues referenced in my letter. In my opinion, the directors owe a fiduciary duty to the shareholders to explore all opportunities that may result in a higher price being paid to the Company's shareholders.
I urge them to respond to my letter and not to waste the Company's money."